UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

M&HCV, Passenger Cars Up 38% to Grow Tata Motors January sales by 5% Year-on-Year at 42,582 nos.

Mumbai, February 02, 2015: Tata Motors saw strong growth in certain key segments, as passenger cars (excluding UV's) and M&HCV grew 38 per cent year-on-year; with the total commercial and passenger vehicles sales (including exports) in January 2015 of 42,582 vehicles, a growth of 5% over 40,481 vehicles sold in January 2014. The company's domestic sales of Tata commercial and passenger vehicles for January 2015 were 38,621 nos., a growth of 5% over 36,657 vehicles, sold in January 2014.

Cumulative sales (including exports) for the company for the fiscal are 405,577 nos., lower by 15% over 475,560 vehicles, sold last year.

While market continues to remain challenged by macroeconomic trends, besides positive growth in segments such as M&HCV and Passenger Cars, Exports have grown in January 2015 by 4%, over last year.

Passenger Vehicles

In January 2015, Tata Motors passenger vehicles recorded sales 13,047 nos., a growth of 19%, compared to 10,974 nos., sold in January 2014.

The trend of growth in passenger vehicles continued - with the strong Zest sales and the good response to the all-new Bolt. While the sales of the passenger cars in January 2015 were at 11,637 nos., higher by 38%, over January 2014, the UV sales declined by 44% at 1,410 nos., in January 2015.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 105,274 nos., lower by 8% over last year.

Commercial Vehicles

The company's sales of commercial vehicles in January 2015 in the domestic market at 25,574 nos., remained flat. LCV sales were at 14,301 nos., a decline of 18% over January 2014, while M&HCV sales continued to show growth at 11,273 nos., which is higher by 38%, over January 2014.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 259,716 nos., lower by 19% over last year. Cumulative LCV sales was 159,726 nos., a decline of 31% over last year, while M&HCV sales at 99,990 nos., were higher by 13%, over last year.

Exports

The company's sales from exports were 3,961 nos. in January 2015, grew by 4% compared to 3,824 vehicles in January 2014. The cumulative sales from exports for the fiscal at 40,587 nos., grew marginally by 1%, over last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.